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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14d-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  TEXOIL, INC.
                           (Name of Subject Company)

                                  TEXOIL, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   882906209
                     (CUSIP Number of Class of Securities)

                               FRANK A. LODZINSKI
                                CEO & PRESIDENT
                                  TEXOIL, INC.
                      110 CYPRESS STATION DRIVE, SUITE 220
                           HOUSTON, TEXAS 77090-1629
                                 (281) 537-9920
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy To:

                             THOMAS G. ADLER, ESQ.
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                              DALLAS, TEXAS 75202
                                 (214) 855-4500

[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     (a) Name and Address: The name of the subject company is Texoil, Inc., a corporation incorporated in Nevada ("Texoil"). The address of the principal executive and operating offices of Texoil is 110 Cypress Station Drive, Suite 220, Houston, Texas, 77090-1629. The business telephone number of Texoil is
(281) 537-9920.

     (b) Securities. The title of the classes of equity securities to which this Schedule 14D-9 relates are the common stock, par value $0.01 per share (the "Common Stock"), and Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Texoil. As of January 18, 2000, there were 6,724,939 shares of Common Stock issued and outstanding and 2,991,465 shares of Preferred Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

     (a) Name and Address. The name, address and telephone number of the filing person are given in Item 1(a), above. The filing person is also the subject company.

     (b) Tender Offer. This Schedule 14D-9 relates to the offer (the "Tender Offer") of OEI Acquisition Corp., a Nevada corporation ("OEI") and wholly-owned subsidiary of Ocean Energy, Inc., a Texas corporation ("Ocean"), to purchase all of the issued and outstanding shares of Common Stock for $8.25 per share net to the stockholder in cash and all of the issued and outstanding Preferred Stock of Texoil for $18.04 per share net to the stockholder in cash. The principal executive offices of OEI are at 1001 Fannin, Suite 1600, Houston, Texas 77002.

     The Tender Offer is being made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated January 18, 2001 (the "Merger Agreement"), by and among Texoil, OEI and Ocean, which is included as exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO dated, January 24, 2001 (as it may be amended and supplemented from time to time, the "Schedule TO"), which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the purchase of a majority of the Common Stock and of the Preferred Stock by OEI, OEI will be merged (the "Merger") with and into Texoil, with Texoil as the surviving corporation.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between Texoil or its affiliates and
(1) its executive officers, directors or affiliates or (2) OEI, its executive officers, directors or affiliates, is described below.

     Certain contracts, agreements, arrangements or understandings between Texoil and its affiliates and certain or its directors and executive officers are described on pages 6 through 10 of Texoil's Proxy Statement dated October 8, 2000 (the "Proxy Statement"). A copy of such pages of the Proxy Statement has been filed herewith as Exhibit (e)(18) and is incorporated herein by reference.

     (b) Amendment to Preferred Stock Purchase Agreement. On January 18, 2001, Texoil and the other parties to the Preferred Stock Purchase Agreement, dated October 12, 1999 (the "Purchase Agreement"), entered into an amendment (the "Amendment") to the Purchase Agreement to clarify that the holders of the Preferred Stock are entitled to dividends as if such holders had held the Preferred Stock through December 31, 2001 in the event of the occurrence of a sale transaction prior to that date. A copy of the Amendment is included as Exhibit (e)(4) and is incorporated herein by reference.

     (c) Indemnification Agreements. Texoil has entered into indemnification agreements with each of its directors. The indemnification agreements provide that Texoil shall indemnify and hold harmless the director from and against any claims, damages, expenses (including attorneys' fees), judgments, fines (including excise taxes assessed with respect to an employee benefit plan) and amounts paid in settlement actually and

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reasonably incurred by him in connection with the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Texoil) and to which the director was or is a party or is threatened to be made a party by reason of the fact that the director is or was a director, officer, stockholder, employee or agent of Texoil, or is or was serving at the request of Texoil as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, or by reason of anything done or not done by the director in any such capacity or capacities, provided that the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Texoil, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The director who serves as a director or officer of a subsidiary of Texoil is deemed to be serving at the request of Texoil and the director is considered to be serving an employee benefit plan at Texoil's request if his duties to Texoil also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan.

     The indemnification agreements provide that Texoil shall indemnify and hold harmless the director from and against any expenses (including attorneys' fees) or amounts paid in settlement actually and reasonably incurred by him in connection with the investigation, defense, settlement or appeal of any threatened, pending or completed action or suit by or in the right of Texoil to procure a judgment in its favor and to which the director was or is a party or is threatened to be made a party by reason of the fact that the director is or was a director, officer, stockholder, employee, or agent of Texoil, or is or was serving at the request of Texoil as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of anything done or not done by the director in any such capacity or capacities, provided that the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Texoil and except that no indemnification shall be made in respect of any claim, issue or matter as to which the director shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to Texoil or for amounts paid in settlement to Texoil, unless and only to the extent that the court in which such action or suit was brought (or any other court of competent jurisdiction) shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnity for such expenses that such court shall deem proper.

     Any indemnification (unless ordered by a court) and any reimbursement shall be made by Texoil only as authorized in the specific case upon a determination (the "Determination") that indemnification or reimbursement of the director is proper in the circumstances because the director has met the applicable standard of conduct. The Determination shall be made (i) by the Board of Directors (the "Board") by a majority vote or consent of a quorum consisting of directors ("Disinterested Directors") who are not, at the time of the Determination, named parties to the action, suit or proceeding for which indemnification or reimbursement is sought (the "Proceeding"), or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by vote or consent of the holders of a majority of the outstanding shares of Texoil that are entitled to vote generally for the election of directors and are represented in person or by proxy at a meeting called for such purpose, or (iv) if a quorum cannot be obtained, by majority vote or consent of a committee duly designated by the Board (in which designation all directors, whether or not disinterested, may participate), consisting solely of two or more directors who are not, at the time of the Determination, named parties to the Proceeding.

     To the extent that the director has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the investigation, defense, settlement or appeal thereof.

     Copies of the indemnification agreements are included in this Schedule 14D-9 as Exhibits (e)(9) through (e)(17) and are incorporated herein by reference.

     (d) The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Tender Offer and the Merger contained in
Section 13 of the Offer to Purchase of OEI, dated

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January 24, 2001 (the "Offer to Purchase"), and filed as Exhibit (a)(1)(i) to the Schedule TO, which is being mailed to stockholders together with this
Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (d)(i) to the Schedule TO and is incorporated herein by reference.

     (e) Tender and Voting Agreements and Tender Agreements. In connection with the Merger Agreement, certain stockholders and directors entered into Tender Agreements and Tender and Voting Agreements (together, the "Related Agreements"). A description of the Related Agreements is contained in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO and incorporated herein by reference.

     (f) Confidentiality Agreements. On October 30, 2000, Ocean and Texoil entered into a Confidentiality Agreement pursuant to which Texoil agreed to supply certain information to Ocean and Ocean agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with Texoil. Ocean and Texoil entered into an additional Confidentiality Agreement dated December 18, 2000 pursuant to which Ocean agreed to supply certain information to Texoil and Texoil agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with Ocean.

     (g) Effect of the Merger on Election of Directors. Promptly upon the payment by OEI for the shares pursuant to the Offer and from time to time thereafter (provided, however, that OEI shall not be entitled to designate any members to the Board without owning a majority of the Common Stock and a majority of the Preferred Stock), OEI shall be entitled to designate (1) such number of Class A directors, rounded up to the next whole number, as is equal to the product of the total number of Class A directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock and Preferred Stock beneficially owned by Ocean or its affiliates bears to the total number of shares of Common Stock and Preferred Stock then outstanding (calculated on an as converted basis), and (2) such number of Class B directors, rounded up to the next whole number, as is equal to the product of the total number of Class B directors multiplied by the percentage that the aggregate number of shares of Preferred Stock beneficially owned by Ocean or its affiliates bears to the total number of shares of Preferred Stock then outstanding. Texoil shall, upon OEI's request, promptly take all actions necessary to cause our designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors, increasing the number of authorized directors or amending its bylaws; provided, however, that until the effective time of the Merger, the Board shall have at least two members who were directors of Texoil on the date of the Merger Agreement and not employees of Texoil (the "Independent Directors"), provided that if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall be neither an employee of Texoil nor an affiliate of Ocean and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement. Upon OEI's written request, Texoil shall cause OEI's designees to constitute the same percentage of representation as is on the Board after giving effect to (1) and
(2) above on: (i) each committee of the Board; (ii) the board of directors of each Texoil subsidiary; and (iii) each committee of each such board of directors.

     Texoil's obligations to appoint OEI's designees to the Board is subject to
Section 14(f) of the Securities and Exchange Act, and Rule 14f-1 thereunder. Texoil shall promptly take all actions required pursuant to such section and rule in order to fulfill its obligations under the Merger Agreement and shall include an amendment to this Schedule 14D-9 or an information statement pursuant to Rule 14f-1 such information with respect to Texoil and its officers and directors as is required under such section and rule in order to fulfill Texoil's obligations in this regard. OEI and Ocean will supply any information with respect to itself and its officers, directors and affiliates required by such section and rule to Texoil. Following the election or appointment of Ocean's designees and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement by Texoil, any extension of time for performance of any of the obligations of Ocean or OEI under the Merger Agreement, any waiver of any condition or any of Texoil's rights thereunder or other action by Texoil adversely affecting the rights of the stockholders of Texoil (other than OEI or its affiliates), requires the concurrence of the Independent Directors.

     (h) Effect of the Merger on Indemnification. For six years after the effective time of the Merger, Ocean and the surviving corporation shall indemnify, defend and hold harmless each person who is now, or has been

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at any time prior to the date hereof, or who becomes prior to the effective time, an officer or director of Texoil or any Texoil subsidiary (each, an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of the surviving corporation, which consent will not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the effective time to the fullest extent permitted under Nevada law and the surviving corporation's Articles of Incorporation and Bylaws and Texoil's written indemnification agreements in effect at the time of the Merger and including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims, provided that in no event shall the liability of Ocean and the surviving corporation in the aggregate exceed $115,000,000.

     Ocean shall cause the surviving corporation to maintain Texoil's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of not less than six years after the effective time, but only to the extent related to actions or omissions prior to the effective time; provided, that the surviving corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers, provided further, that the annual amount of premiums to be paid with respect to the maintenance of such D&O Insurance during such six-year period shall not exceed 200% of the premium paid for such insurance by Texoil for the year ended December 31, 2000.

     The Articles of Incorporation and Bylaws of the surviving corporation and each subsidiary thereof shall contain provisions no less favorable with respect to indemnification than are currently set forth in the Bylaws of Texoil and any subsidiary of Texoil, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the effective time, were Indemnified Parties, unless such modification shall be required by law. The surviving corporation shall not be obligated to maintain the provisions of Texoil's and Texoil's subsidiaries' Bylaws and Articles of Incorporation that provide for indemnification of directors and officers in their capacities as stockholders.

     (i) Effect on Options and Warrants. Each outstanding and unexercised option to purchase Common Stock ("Texoil Option") pursuant to each stock option and incentive plan of or sponsored by Texoil (the "Texoil Option Plans"), that is fully vested and exercisable as of the consummation of the Tender Offer shall be converted into an obligation of Texoil to pay, and a right of the holder thereof to receive in full satisfaction of such Texoil Option, an amount in cash equal to the product of (i) the excess, if any, of the price per share offered in the Tender Offer over the exercise price thereof and (ii) the number of shares of Common Stock subject to such Texoil Option (such payment to be net of withholding taxes) (the "Texoil Option Payments"). Texoil shall take all actions necessary to cause Texoil's employees and directors to consent, to the extent required, to the transactions contemplated by this provision no later than immediately prior to the time OEI accepts shares for payment pursuant to the Tender Offer. Except as may be otherwise agreed to by Ocean or OEI and Texoil, as of the effective time of the Merger (A) Texoil Option Plans shall terminate,
(B) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Texoil or any of Texoil's subsidiaries shall be deleted and (C) no holder of Texoil Options or any participant in the Texoil Option Plans or any other plans, programs or arrangements shall have any rights thereunder to acquire any equity securities of Texoil, the surviving corporation or any subsidiary thereof. Texoil and Ocean have agreed that Texoil Option Payments are the sole payments that will be made with respect to or in relation to Texoil Options.

     With respect to each Texoil Option granted pursuant to the terms of a Texoil Option Plan that is not vested and exercisable as of the consummation of the Tender Offer, Texoil or the surviving corporation, as applicable, shall make the payment of the amount determined above at the time each such unvested Texoil Option would otherwise have become vested and exercisable subject to the satisfaction of the terms and conditions set forth in the applicable option award agreement and the Texoil Option Plan pursuant to which such Texoil Option was granted, or at such earlier date as may be determined by Ocean in its sole and absolute discretion.
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     At the effective time of the Merger, each warrant to purchase shares of
Common Stock that is then outstanding and exercisable (each a "Texoil Warrant"), shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the excess, if any, of the price per share offered in the Tender Offer over the exercise price of such Texoil Warrant and (ii) the number of shares of Common Stock previously subject to such Texoil Warrant immediately prior to its cancellation (such payment to be net of withholding taxes) (the "Texoil Warrant Payments"). Texoil shall take all actions necessary to cause the holders of the Texoil Warrants to consent, to the extent required, to the transactions contemplated by this provision no later than immediately prior to the time OEI accepts shares for payment pursuant to the Tender Offer. Texoil and Ocean have agreed that the Texoil Warrant Payments are the sole payments that will be made with respect to or in relation to the Texoil Warrants.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Solicitation or Recommendation. At a meeting held on January 17, 2001, the Board, by unanimous vote of the directors present:

          (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, are fair to, and in the best interests of, Texoil and its stockholders;

          (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger; and

          (3) recommended that holders of Common Stock and Preferred Stock tender their shares in the Tender Offer and, if applicable, approve and adopt the Merger Agreement in all respects.

     In considering the recommendation of the Board with respect to the Tender Offer and the Merger, Texoil's stockholders should be aware that some members of the Board and management have interests in the Tender Offer and the Merger that are in addition to the interests of Texoil's stockholders generally. The Board was aware of these interests and considered them, among other matters, in recommending that the Board approve the Merger Agreement, the Tender Offer and the Merger. See the additional information regarding the interests of the Board and management in the Tender Offer and the Merger contained in Items 3 and 5.

     A press release announcing the execution of the Merger Agreement and a letter to the stockholders communicating the Board's recommendation are included as Exhibits (a)(5)(B) and (a)(2), respectively, and are incorporated herein by reference.

     (b) Background of the Tender Offer and the Merger.

     On November 10, 1999, Texoil consummated the sale of $22.0 million of Preferred Stock to several entities and persons, including Quantum Energy Partners, LP ("Quantum"). Texoil completed the Preferred Stock offering in order to redeem certain subordinated notes, which had a December 31, 1999 maturity date, reduce bank debt and for other corporate purposes. Texoil continued to pursue its business strategy for growth through asset acquisitions and development and exploration activities. In addition, Texoil expanded its efforts to pursue corporate acquisitions or other business combinations, with Texoil as the surviving corporation, as an additional means of growth. In March 2000, Texoil with the assistance of Windrock Capital, Ltd. ("Windrock"), an affiliate of Quantum, initiated activities intended to solicit proposals from selected parties for the acquisition of or merger with Texoil.

     Between March and October 2000, Texoil and Windrock identified and contacted numerous companies known in the energy industry to be candidates for the acquisition of, or merger with, Texoil. In addition, Texoil independently contacted several possible acquisition candidates that would consider a transaction where Texoil would be the surviving entity. Texoil was also contacted by several investment bankers and independent oil and gas companies to consider business combinations. Pursuant to the terms of confidentiality agreements with certain of these companies, Texoil provided extensive financial, operational, and reserve data to the candidates to facilitate their evaluations.

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     As a result of these contacts Texoil entered into discussions and due diligence reviews with four companies, not including Ocean. One company terminated discussions because it did not believe that Texoil's assets were a proper fit for its growth strategy. One company rejected Texoil's acquisition offer and the Board rejected the remaining two possible transactions because of a combination of factors, including the insufficiency of the cash consideration contemplated, concerns about the value of non-cash consideration being contemplated and concerns about the possible offers being contingent upon the purchaser's ability to obtain financing for the possible transaction.

     During the period of March through September 2000, Texoil's management maintained close contact with members of the Board and at the Board's regular meeting on October 4, 2000, Texoil's management apprised the Board of its results of operations, status of acquisition and divestiture activities and progress related to corporate acquisitions, mergers or the acquisition of Texoil. The Board also discussed the criteria that it believed should be met in analyzing any potential merger transaction.

     During the course of the late summer and fall of 2000, Texoil's management discussed strategic alternatives with several reputable independent investment banking firms, as well as other firms with expertise in the industry.

     On September 14, 2000, at a charity event held in Houston, Texas, Mr. John
D. Schiller, Jr., Ocean's executive vice president of operations, Mr. William L. Transier, Ocean's executive vice president and chief financial officer, and Mr. Thomas A. Reiser, a member of Texoil's Board, had initial discussions regarding the possibilities of Ocean's acquisition of Texoil. On October 20, 2000, an initial meeting was held at Mr. Schiller's office to further discuss such acquisition possibilities. Attendees at the meeting included Mr. Schiller, Jerry
M. Crews, an executive vice president of Texoil, and Mr. Reiser. The attendees agreed that the process of evaluation should begin by means of a limited due diligence review of Texoil by Ocean's representatives.

     On or about October 26, 2000, Texoil contacted Ocean by telephone to discuss the possible acquisition of, or merger with, Texoil. Ocean responded by telephone indicating an interest. On October 30, 2000, Ocean and Texoil executed the Confidentiality Agreement pursuant to which Texoil agreed to supply certain financial, reserve and other information to Ocean and Ocean agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with Texoil.

     On November 6, 2000, Ocean's technical team of exploration, land, legal and business development personnel reviewed data concerning Texoil's assets with certain members of Texoil's management, including Frank A. Lodzinski, Texoil's President and Chief Executive Officer, Mr. Crews, Mr. Thomas S. Campbell, Texoil's Acquisitions Manger, and Mr. Francis M. Mury, an executive vice president of Texoil. The review of data provided by Texoil continued for several days. On November 14, 2000, an initial internal presentation was made by Ocean's technical team to Mr. Schiller regarding the information provided by Texoil.

     On November 20, 2000, Messrs. Schiller, Transier, John H. Campbell, Jr., Vice President, Reservoir Engineering -- North America, and Alan L. Smith, Manager of Business Development-North America, met with Messrs. Lodzinski, Crews and Reiser at Ocean's office in Houston, Texas to discuss potential valuation and projects. On November 28, 2000, Ocean's technical team reviewed Texoil's major fields with representatives of Texoil and W. D. VonGonten & Co., consulting petroleum reservoir engineers for Texoil. On November 28, 2000, Mr. Lodzinski, Adrienne Bond, Texoil's counsel, Robert K. Reeves, Ocean's general counsel, Mr. Transier and Andrew J. Sheu, Ocean's vice president of tax, met at Ocean's offices to discuss the potential deal structure, tax issues, and the due diligence process.

     On December 11, 2000, Ocean's technical team completed asset evaluations of Texoil and its operations and made an internal presentation to Ocean's senior management, which in turn decided to recommend to Ocean's Board of Directors that Ocean pursue a possible transaction with Texoil. On December 13, 2000, senior management of Ocean communicated its findings to the Ocean's Board of Directors, and the Ocean's Board of Directors gave its approval to proceed with a possible transaction with Texoil. On December 13, 2000, Ocean and Texoil exchanged bullet-point outlines of certain proposed terms of the transaction. As proposed by Ocean, the transaction was to be structured as a merger in which a newly-formed subsidiary of

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Ocean would be merged with Texoil and Texoil's stockholders would receive in exchange for their shares aggregate consideration of $115 million ($8.25 per share of Common Stock) consisting of 50% stock of Ocean and 50% cash, with the receipt of Ocean stock to be tax-free to Texoil's stockholders. Other terms included the cash-out of options and warrants at the closing of the Merger, a requirement that management, directors and significant stockholders of Texoil agree to vote in favor of the Merger, and certain other terms and conditions.

     On December 18, 2000, Ocean and Texoil executed an additional Confidentiality Agreement pursuant to which Ocean agreed to supply certain information to Texoil and Texoil agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with Ocean.

     On December 18, 2000, Ocean's outside counsel distributed to the parties for review and comment a preliminary draft of a merger agreement. On December 26 and 27, 2000 and January 2 and 3, 2001, representatives of Ocean made field visits to certain Texoil's operated oil and gas fields.

     On December 19, 2000, Texoil engaged the law firm of Jenkens & Gilchrist, a Professional Corporation, to serve as special counsel to Texoil in connection with the negotiation of the Merger Agreement, the Tender Offer and the Merger.

     Management kept Texoil's Board of Directors apprised of contacts with several companies, including Ocean, through numerous telephone conversations and written correspondence, including correspondence dated September 8, 2000, October 2, 2000, October 24, 2000 and December 15, 2000. These discussions and correspondence included discussions about opportunities for growth (or lack thereof) in the absence of a merger or similar transaction with Ocean and strategies to pursue these opportunities, tax considerations of a possible Merger with Ocean, comparisons of the Ocean offer to prior indications of interest, stockholders' cost basis, and market considerations. The correspondence dated December 15, 2000 focused specifically on Ocean, provided a detailed financial analysis of the proposed transaction with and recommended that management proceed with negotiations with Ocean. The Board responded favorably to this recommendation.

     Beginning on or about December 19, 2000, representatives of Ocean visited Texoil's offices and conducted an extensive due diligence review of Texoil's records. Texoil received an offer from Ocean to purchase all the issued and outstanding shares of Common Stock and Preferred Stock of Texoil on January 3, 2001. This offer was for a cash purchase price of $8.25 per share of Common Stock and $ $18.04 per share of Preferred Stock, both net in cash to the respective holders thereof, including the effects of warrants, options and paid-in-kind dividends. The offer generally was conditioned upon negotiation of a definitive agreement including provisions with respect to, among other things, a breakup fee and other compensation to Ocean in the event that Texoil subsequently accepted a superior offer. From January 8 through January 18, 2001, Ocean's due diligence review continued and the Merger Agreement was negotiated and finalized.

     On January 3, 2001, Ocean's outside counsel, Mr. Transier and Mr. Reeves and Mr. Lodzinski, Mr. S. Wil VanLoh, Jr., President of Quantum Energy Management LLC, Quantum's general partner and Mr. Michael P. Dalton, Associate of Quantum, met at Ocean's offices to discuss the purchase price for the Common Stock and Preferred Stock, various alternative structures for the acquisition, including a possible all cash transaction or a combination of cash and Ocean stock, the timing of the transaction and various other agreement terms. At this meeting, Ocean indicated that it would be willing to do an all cash acquisition if the transaction was structured as a tender offer and merger and a majority of stockholders committed to tender their shares and vote for the transaction pursuant to the Tender Agreements and Tender and Voting Agreements.

     On January 4, 2001, Mr. VanLoh met with Mr. Reeves at Ocean's offices to further discuss potential structure and share price. On January 7, 2001, revised agreements reflecting an all-cash tender offer and merger were distributed to Ocean, Texoil and their respective representatives.

     Between January 7 and January 16, 2001, there were various telephone conferences between Mr. Reeves, Mr. Lodzinski and outside counsel to negotiate provisions of the Merger Agreement, the Related Agreements and additional due diligence was conducted by Ocean's outside counsel.

     On January 10, 2000, the Board held a special informational meeting at which a majority of the directors were present in person or by telephone at which its members reviewed the status of the terms of the Tender Offer, the Merger and the Merger Agreement The Board also received and participated in a presentation by its legal advisors concerning the Board's duties in considering the proposed transaction. The terms of the proposed transaction were reviewed with Texoil's management and the Board received and participated in a presentation by its legal advisors with respect to the terms of the proposed transaction.

     On January 10, 2000 Texoil engaged the services of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, to analyze the Merger Agreement to determine if the aggregate consideration payable to holders of Common Stock and Preferred Stock, as a group, in the Tender Offer and the Merger was fair, from a financial point of view, to the stockholders.

     On January 17, 2001, the Board held a telephonic special meeting at which eight of the nine directors were present by telephone. At this meeting, the Board considered the final terms of the Tender Offer, the Merger, the Merger Agreement and the Related Agreements. Texoil's legal advisors summarized the final terms of the proposed transaction. The Board also received and participated in a presentation by Dain Rauscher Wessels with respect to the aggregate consideration payable to stockholders in the proposed transaction.

     At the conclusion of its presentation, the representative of Dain Rauscher Wessels delivered the oral opinion of Dain Rauscher Wessels to the Board that, as of such date, the aggregate consideration payable to holders of Common Stock and Preferred Stock, as a group, in the Tender Offer, the Merger and pursuant to the Merger Agreement, was fair, from a financial point of view to such stockholders. Dain Rauscher Wessels subsequently confirmed its oral opinion by letter dated January 17, 2001. Dain Rauscher Wessels' written opinion is attached hereto as Annex A and is incorporated herein by reference. After such discussions, the Board, by the unanimous vote of the directors present (1) determined that each of the Merger Agreement, the Tender Offer and the Merger are fair to, and in the best interests of, Texoil's stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Tender Offer, the Related Agreements and the Merger; (3) declared the Merger Agreement advisable; and (4) recommended that Texoil's stockholders accept the Tender Offer, tender their shares of Common Stock or Preferred Stock pursuant to the Tender Offer and approve the Merger Agreement, the Related Agreements and the Merger.

     On January 18, 2001, the respective parties to the Merger Agreement and the Related Agreements executed and delivered such agreements and Ocean and Texoil issued a joint press release announcing the signing of the Merger Agreement.

     Texoil has not engaged in any contacts or negotiations with any person since January 18, 2001, the date of the Merger Agreement, relating to a merger, consolidation, sale of assets or sale of securities of Texoil that would allow any merging or purchasing party to exercise control of Texoil. Under the terms of the Merger Agreement, Texoil has agreed to cease the solicitation of purchase offers. Texoil, however, is permitted under the Merger Agreement and intends to evaluate and consider unsolicited offers which may be received prior to the closing of the Merger.

     REASONS FOR THE BOARD'S CONCLUSIONS. IN REACHING THE DETERMINATION DESCRIBED ABOVE, THE BOARD CONSIDERED A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING:

     - Texoil's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives;

     - Current conditions and trends in the petroleum industry and the effect of those conditions and trends on Texoil;

     - The significant competition and consolidation in the industry and market in which Texoil operates and, the relative size of other participants in the oil and gas industry;

     - A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in Texoil to augment its equity capitalization, continuing to operate Texoil as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of Texoil through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative;

     - The results of the efforts undertaken by Texoil's management to solicit indications of interest in making an investment in or the possible acquisition of Texoil from third parties other than Ocean and OEI;

     - The financial and valuation analyses presented to the Board by Dain Rauscher Wessels, including market prices and financial data relating to other companies engaged in businesses considered comparable to Texoil and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of Texoil;

     - The opinion of Dain Rauscher Wessels, dated January 17, 2001, to the effect that, as of the date of the opinion, the aggregate consideration to be received in the Tender Offer and the Merger by Texoil's Common and Preferred stockholders, as a group, pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. The full text of Dain Rauscher Wessels' written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by Dain Rauscher Wessels in rendering the opinion, is attached as Annex A hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY;

     - The likelihood that the Tender Offer and the Merger would be consummated, including Ocean's experience, reputation, financial condition and support, as well as the risks to Texoil if the Tender Offer and the Merger were not consummated;

     - The structure of the transaction, which provides for all cash consideration, is not subject to any financing contingency and is designed, among other things, to result in the holders of the Common Stock and Preferred Stock receiving, at the earliest practicable time, the consideration paid in the Tender Offer and the Merger;

     - The fact that the offer of all cash consideration provided an immediate return on investment and liquidity for substantially all stockholders, that the consideration offered in the Tender Offer and the Merger was in excess of the historical market price at which Texoil's Common Stock had traded for the majority of 1999 and 2000 and that the consideration was also in excess of the net book value per share of Texoil Common Stock at September 30, 2000 of $3.27 per share;

     - The absence of any better firm offer and that prior indications of interest were limited, were for less consideration and were contingent upon the potential buyer obtaining financing for the transaction;

     - The difficulty and uncertainty, due to market conditions, that Texoil's management could continue replace production and reserve quantities, without a significant increase to its historical finding and development costs, and therefore increase stockholder value through its fundamental business strategy and strategic acquisitions of assets or corporate entities;

     - The difficulty and uncertainty of Texoil's ability to effect a business combination, with Texoil remaining as the surviving entity, without considerably increasing its debt or strategic risk profile;

     - The likely reduction in discretionary cash flow in 2001 due to several factors including increasing costs, required operations and maintenance expenditures and significant projected tax obligations; and

     - The potential impact on Texoil's market price, resulting from anticipated Common Stock sales of large non-management stockholders.

     The Board did not attach specific weight to any one of these factors, but the Board placed weight on the amount of the consideration relative to historical market values and book values of Texoil, the favorable terms of the Merger Agreement, the financial ability of Ocean and OEI to complete the transaction and Dain

Rauscher Wessels' fairness opinion in reaching its determination to recommend the Tender Offer, the Merger Agreement and the Merger to Texoil stockholders.

     (c) Intent to Tender. To the best of Texoil's knowledge, each executive officer, director and affiliate of Texoil holding Common Stock or Preferred Stock intends to tender such Common Stock or Preferred Stock, in the Tender Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Fairness Opinion. Dain Rauscher Wessels was engaged to undertake an analysis to enable Dain Rauscher Wessels to provide an opinion to the Board for its consideration as to the fairness to Texoil's Common and Preferred stockholders, from a financial point of view, of the aggregate consideration to be received by such stockholders in the Tender Offer and the Merger. Pursuant to the terms of their engagement, Texoil has agreed to pay Dain Rauscher Wessels a fee of $250,000, plus reasonable out-of-pocket expenses. No portion of Dain Rauscher Wessels' fee was contingent upon the closing of the transaction or whether Dain rendered a favorable opinion with respect to the proposed transaction.

     Texoil also has agreed to reimburse Dain Rauscher Wessels for reasonable expenses and to indemnify Dain and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. In the ordinary course of business, Dain and its affiliates may actively trade or hold the securities of Texoil or Ocean for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Payment of Fees to Windrock. Pursuant to an oral agreement ratified by the Board, Texoil has agreed to pay Windrock, an investment banking firm with which Mr. S. Wil VanLoh Jr., a director of Texoil, is associated, a fee of $325,000 for investment banking and financial advisory services provided in 2000 and in connection with this transaction.

     Neither Texoil nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Tender Offer or the Merger.

ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Common Stock or Preferred Stock have been effected during the past 60 days by Texoil or, to the best of Texoil's knowledge, by an executive officer, director, affiliate or subsidiary of Texoil. In connection with the merger, the V&C Energy Limited Partnership ("V&C"), exercised warrants for 56,167 shares of Common Stock. Mr. Lodzinski serves as general partner of V&C through a wholly-owned Texas corporation. Mr. Michael A. Vlasic, a director of Texoil, represents Vlasic Investments, LLC, V&C's limited partner. On January 23, 2001, Mr. Michael J. Foy exercised warrants for 5,418 shares of Common Stock and The Lincoln National Life Insurance Company exercised Warrants for 159,008 shares of Common Stock.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as described in the Schedule TO and Item 3 of this Schedule 14D-9, no negotiation is being undertaken or is underway by Texoil in response to the Tender Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Texoil or any subsidiary of Texoil, (ii) a purchase, sale or transfer or a material amount of assets by Texoil or any subsidiary of Texoil, (iii) a tender offer for or other acquisition of securities by or of Texoil, or (iv) any material change in the present capitalization or dividend policy of Texoil.

     (b) Except as described in the Schedule TO and under Item 3 and Item 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Tender Offer and the Merger which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     The Tender Offer and the Merger are subject to certain provisions of Nevada Law relating to appraisal rights. The Tender Offer and the Merger are not subject to certain provisions of Nevada laws relating to business combinations with "interested stockholders" and the acquisition by a person or entity of a "controlling interest" in Texoil. A discussion of these laws is set forth in
Section 15 of the Offer to Purchase, which is included as Exhibit (a)(1)(i) to the Schedule TO and incorporated herein by reference.

ITEM 9. EXHIBITS.

        (a)(1)(A)        -- Offer to Purchase dated January 24, 2001 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO ("Schedule
                            TO") filed by Ocean and OEI with respect to Texoil on
                            January 24, 2001
        (a)(1)(B)        -- Letter of Transmittal for Common Stock (incorporated
                            herein by reference to Exhibit (a)(1)(ii) to Schedule TO)
        (a)(1)(C)        -- Letter of Transmittal for Preferred Stock (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO)
           (a)(2)        -- Letter to Stockholders dated January 24, 2001 and mailed to stockholders of Texoil
        (a)(5)(A)        -- Fairness Opinion of Dain Rauscher Wessels, dated January
                            17, 2001 (incorporated by reference herein and attached
                            hereto as Annex A)
        (a)(5)(B)        -- Joint Press Release dated January 18, 2001 (incorporated by reference to Exhibit (a)(1)(ix) to Schedule TO)
           (e)(1)        -- Agreement and Plan of Merger dated January 18, 2001, by and among Texoil, Inc., a Nevada corporation, Ocean
                            Energy, Inc., a Texas corporation and OEI Acquisition,
                            Inc., a Nevada corporation (incorporated by reference to
                            Exhibit (d)(1) to Schedule TO)
           (e)(2)        -- Tender Agreement dated January 18, 2001 (incorporated by reference to Exhibit (d)(3) to Schedule TO)
           (e)(3)        -- Tender and Voting Agreement dated January 18, 2001
                            (incorporated by reference to Exhibit (d)(2) to Schedule
                            TO)
           (e)(4)        -- Amendment to Preferred Stock Purchase Agreement dated
                            January 18, 2001
           (e)(5)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Frank A. Lodzinski
                            [10.12]
           (e)(6)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Jerry M. Crews
                            [10.13]
           (e)(7)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Francis M. Mury
                            [10.14]
           (e)(8)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Peggy C. Simpson
                            [10.14]
           (e)(9)        -- Indemnification Agreement by and between Texoil and S.
                            Wil VanLoh, Jr., dated as of November 10, 1999
          (e)(10)        -- Indemnification Agreement by and between Texoil and Toby
                            R. Neugebauer, dated as of November 10, 1999
          (e)(11)        -- Indemnification Agreement by and between Texoil and
                            Jeffrey A. Jones, dated as of November 10, 1999
          (e)(12)        -- Indemnification Agreement by and between Texoil and Frank
                            A Lodzinski, dated as of November 10, 1999
          (e)(13)        -- Indemnification Agreement by and between Texoil and Jerry
                            M. Crews, dated as of November 10, 1999

          (e)(14)        -- Indemnification Agreement by and between Texoil and
                            Robert E. LaJoie, dated as of November 10, 1999
          (e)(15)        -- Indemnification Agreement by and between Texoil and T.W.
                            Hoehn, III, dated as of November 10, 1999
          (e)(16)        -- Indemnification Agreement by and between Texoil and
                            Thomas A. Reiser, dated as of November 10, 1999
          (e)(17)        -- Indemnification Agreement by and between Texoil and
                            Michael A. Vlasic, dated December 10, 1998
          (e)(18)        -- Portions of Texoil's Proxy Statement dated October 8,
                            2000
          (e)(19)        -- Confidentiality Agreement, dated October 30, 2000
                            (incorporated by reference to Exhibit (d)(4) to Schedule
                            TO)
          (e)(20)        -- Confidentiality Agreement, dated December 18, 2000
                            (incorporated by reference to Exhibit (d)(5) to Schedule
                            TO)

---------------

* Incorporated by reference from the exhibit number indicated in brackets to Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            TEXOIL, INC.

                                            By:  /s/ FRANK A. LODZINSKI
                                            ------------------------------------
                                            Frank A. Lodzinski
                                            Name: Frank A. Lodzinski
                                            Title:  President

Dated: January 24, 2001

                                    ANNEX A

[Letterhead of Dain Rauscher Wessels]

CONFIDENTIAL

Texoil, Inc.                                                    January 17, 2001
Board of Directors
110 Cypress Station Dr.
Suite 220
Houston, Texas 77090-1629

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the existing holders, as a group, collectively, referred to herein as "Shareholders", of common stock, par value $0.01 per share ("Common Stock") and Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock" and together with the Common Stock, the "Texoil Stock") of Texoil, Inc., a Nevada corporation (the "Texoil"), of the aggregate consideration to be received as set forth in the draft of the Agreement and Plan of Merger, dated January 13, 2001 (the "Merger Agreement"), by and among Ocean Energy, Inc., a Texas corporation ("Ocean"), OEI Acquisition Corp., a Nevada corporation and a direct, wholly owned subsidiary of Ocean ("Purchaser") and Texoil. Pursuant to the Merger Agreement, the Purchaser has agreed to commence a tender offer (the "Offer") to purchase (i) all of the outstanding shares of Texoil's Common Stock at a price per share of $8.25 net to the seller in cash and (ii) all of the outstanding shares of Texoil's Preferred Stock at a price per share of $18.04 net to the seller in cash, which has been adjusted to reflect certain paid in kind dividends pursuant to the terms of the Preferred Stock. The respective prices payable in the Offer for shares of Texoil Stock are herein referred to as the "Offer Price." The Merger Agreement also provides for the subsequent merger (the "Merger") of the Purchaser into Texoil, pursuant to which each share of Texoil Stock outstanding at the effective time of the Merger will be converted into the right to receive cash equal to the respective Offer Price. The Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

     In connection with our review of the Transaction, and in arriving at our opinion described below, we have reviewed business and financial information relating to Texoil. We have, among other things: (i) reviewed the draft Merger Agreement and related documents; (ii) reviewed the Annual Report on Form 10-KSB for the year ended December 31, 1999 and the Quarterly Reports on Form 10-QSB and related unaudited financial information for certain interim periods, including nine months ended September 30, 2000, of Texoil; (iii) reviewed the Proxy Statement filed on Schedule 14A dated October 18, 2000, of Texoil; (iv) reviewed Texoil's proved oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of December 31, 1999, estimated by W.D. Von Gonten & Co., independent petroleum engineers, and adjusted by Texoil management to December 31, 2000; (v) met with certain members of Texoil's senior management to discuss their operations, historical financial statements and future prospects; (vi) reviewed certain operating and financial information of Texoil, including projections and operating assumptions, provided to us by Texoil relating to their business and prospects; (vii) reviewed historical market prices and trading volumes for Texoil's Common Stock; (viii) reviewed publicly available financial data and stock market performance data of publicly held companies that we deemed generally comparable to Texoil; (ix) reviewed the financial terms of certain business combinations of comparable exploration and production companies; and
(x) met with certain representatives of Ocean's senior management to discuss their views related to the Transaction. In addition, we have considered such other information and have conducted such other analyses and investigations as we deemed appropriate under the circumstances.

     In connection with our review, we have not independently verified any of the foregoing information, and we have relied upon such information being complete and accurate in all material respects. We have assumed, with your consent, that the financial forecasts provided to us and discussed with us have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior management and key personnel of Texoil. In addition, we have not conducted a physical inspection or made an independent evaluation or appraisal of the assets of Texoil, nor have we been furnished with any such evaluation or appraisal. Our opinion relates to Texoil as a going concern and, accordingly, we express no opinion based on its liquidation value. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory and governmental approvals for the proposed Transaction, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the proposed Transaction. Our opinion is based on circumstances as they exist and can be evaluated on, and the information made available to us at, the date hereof and is without regard to any market, economic, financial, legal or other circumstances or event of any kind of nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

     Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will receive a fee for our services in connection with rendering our opinion. In the ordinary course of our business, we may actively trade the securities of Texoil or Ocean for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of Texoil in connection with their consideration of the Transaction and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Dain Rauscher Wessels' prior written consent, which consent will not be unreasonably withheld. However, notwithstanding the foregoing, we consent to the inclusion of this opinion in the Schedule TO and Schedule 14D-9 relating to the Offer and proxy or information statement (if any) relating to the Transaction.

     Our opinion does not address the merits of the underlying decision by Texoil to engage in the Transaction, or the relative merits of the Transaction compared to any alternative business strategy or transaction in which Texoil might engage. We were not authorized to solicit, and did not solicit, other potential parties with respect to a business combination with Texoil. This opinion is not intended to be and does not constitute a recommendation to any Shareholder regarding whether to tender shares of Texoil Stock in the Offer or as to how such holder should vote on the approval and adoption of the Merger Agreement or any matter related thereto. We are not expressing any opinion herein as to the prices at which Texoil Stock has traded or will trade following the announcement of the Transaction.

     Our opinion addresses solely the fairness of the aggregate Transaction consideration payable in the Transaction to holders of Texoil Stock as a group and not the allocation thereof among the holders of any class or series of Texoil Stock. Our opinion addresses solely the aggregate Transaction consideration and does not address any other terms or agreement relating to the Transaction.

     Based upon our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the aggregate consideration to be received by the Shareholders of Texoil as a group in the Transaction pursuant to the Merger Agreement is fair, from a financial point of view.

                                            Very truly yours,

                                                /s/ DAIN RAUSCHER WESSELS
                                            ------------------------------------
                                            Dain Rauscher Wessels
                                            a division of Dain Rauscher
                                            Incorporated

                                                       EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
------------------------                         -----------
        (a)(1)(A)        -- Offer to Purchase dated January 24, 2001 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO ("Schedule
                            TO") filed by Ocean and OEI with respect to Texoil on
                            January 24, 2001
        (a)(1)(B)        -- Letter of Transmittal for Common Stock (incorporated
                            herein by reference to Exhibit (a)(1)(ii) to Schedule TO)
        (a)(1)(C)        -- Letter of Transmittal for Preferred Stock (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO)
           (a)(2)        -- Letter to Stockholders dated January 24, 2001 and mailed to stockholders of Texoil
        (a)(5)(A)        -- Fairness Opinion of Dain Rauscher Wessels, dated January
                            17, 2001 (incorporated by reference herein and attached
                            hereto as Annex A)
        (a)(5)(B)        -- Joint Press Release dated January 18, 2001 (incorporated by reference to Exhibit (a)(1)(ix) to Schedule TO)
           (e)(1)        -- Agreement and Plan of Merger dated January 18, 2001, by and among Texoil, Inc., a Nevada corporation, Ocean
                            Energy, Inc., a Texas corporation and OEI Acquisition,
                            Inc., a Nevada corporation (incorporated by reference to
                            Exhibit (d)(1) to Schedule TO)
           (e)(2)        -- Tender Agreement dated January 18, 2001 (incorporated by reference to Exhibit (d)(3) to Schedule TO)
           (e)(3)        -- Tender and Voting Agreement dated January 18, 2001
                            (incorporated by reference to Exhibit (d)(2) to Schedule
                            TO)
           (e)(4)        -- Amendment to Preferred Stock Purchase Agreement dated
                            January 18, 2001
           (e)(5)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Frank A. Lodzinski
                            [10.12]
           (e)(6)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Jerry M. Crews
                            [10.13]
           (e)(7)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Francis M. Mury
                            [10.14]
           (e)(8)*       -- Executive Employment Agreement, dated as of November 10,
                            1999, by and among Texoil, Inc. and Peggy C. Simpson
                            [10.14]
           (e)(9)        -- Indemnification Agreement by and between Texoil and S.
                            Wil VanLoh, Jr., dated as of November 10, 1999
          (e)(10)        -- Indemnification Agreement by and between Texoil and Toby
                            R. Neugebauer, dated as of November 10, 1999
          (e)(11)        -- Indemnification Agreement by and between Texoil and
                            Jeffrey A. Jones, dated as of November 10, 1999
          (e)(12)        -- Indemnification Agreement by and between Texoil and Frank
                            A Lodzinski, dated as of November 10, 1999
          (e)(13)        -- Indemnification Agreement by and between Texoil and Jerry
                            M. Crews, dated as of November 10, 1999
          (e)(14)        -- Indemnification Agreement by and between Texoil and
                            Robert E. LaJoie, dated as of November 10, 1999
          (e)(15)        -- Indemnification Agreement by and between Texoil and T.W.
                            Hoehn, III, dated as of November 10, 1999
          (e)(16)        -- Indemnification Agreement by and between Texoil and
                            Thomas A. Reiser, dated as of November 10, 1999

        EXHIBIT
          NO.                                    DESCRIPTION
------------------------                         -----------
          (e)(17)        -- Indemnification Agreement by and between Texoil and
                            Michael A. Vlasic, dated December 10, 1998
          (e)(18)        -- Portions of Texoil's Proxy Statement dated October 8,
                            2000
          (e)(19)        -- Confidentiality Agreement, dated October 30, 2000
                            (incorporated by reference to Exhibit (d)(4) to Schedule
                            TO)
          (e)(20)        -- Confidentiality Agreement, dated December 18, 2000
                            (incorporated by reference to Exhibit (d)(5) to Schedule
                            TO)

---------------

* Incorporated by reference from the exhibit number indicated in brackets to Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 and incorporated herein by reference.